Exhibit 99.6

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

The board (the “Board”) of directors (the “Directors”) of MINISO Group Holding Limited (the “Company”) is pleased to announce the consolidated annual results of the Company and its subsidiaries (the “Group”) for the fiscal year ended December 31, 2025 (the “Reporting Period”), together with the comparative figures for the fiscal year ended December 31, 2024. These annual results have been reviewed by the audit committee of the Board (the “Audit Committee”).

In this announcement, “we”, “us”, “our” and “MINISO” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the fiscal year ended December 31,
	2024	2025
	(Renminbi (“RMB”) in thousands, except percentages and per share data)
Revenue	16,994,025	21,443,827
Gross profit	7,637,060	9,648,119
Operating profit	3,315,789	3,303,123
Profit before taxation	3,347,532	1,913,338
Profit for the year	2,635,428	1,209,814
Profit for the year attributable to:
– Equity shareholders of the Company	2,617,560	1,205,045
– Non-controlling interests	17,868	4,769
Earnings per ordinary share (the “Share(s)”):
– Basic (RMB )	2.11	0.98
– Diluted (RMB )	2.10	0.98
Adjusted operating profit (a non-IFRS measure)	3,400,973	3,670,992
Adjusted net profit (a non-IFRS measure)	2,720,612	2,898,163
Adjusted net earnings per Share
(a non-IFRS measure)
– Basic (RMB )	2.18	2.36
– Diluted (RMB )	2.17	2.34
Adjusted EBITDA (a non-IFRS measure)	4,334,325	4,959,949

NON-IFRS FINANCIAL MEASURES

In evaluating the business, MINISO considers and uses adjusted operating profit, adjusted net profit, adjusted EBITDA and adjusted basic and diluted net earnings per Share as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted operating profit as operating profit for the period excluding equity-settled share-based payment expenses. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses, gain or loss from fair value change of derivatives, issuance cost of derivatives and interest expenses related to the Equity Linked Securities (as defined below) and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd (永輝超市股份有限公司) (“Yonghui”), changes in fair value of redemption liabilities arising from preferred shares and share of loss of Yonghui, net of tax. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui and income tax expense. MINISO computes adjusted basic and diluted net earnings per Share by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of Shares used in the basic and diluted earnings per Share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per Share in the same way as it calculates adjusted basic and diluted net earnings per ADS (as defined below), except that it uses the number of Shares used in the basic and diluted earnings per Share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these Shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and the Board.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, or any other measures of performance prepared and presented in accordance with IFRS. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted operating profit, adjusted net profit and adjusted EBITDA, both non-IFRS measures, for the fiscal year ended December 31, 2024 and the fiscal year ended December 31, 2025 to the most directly comparable financial measures calculated and presented in accordance with IFRS, which are operating profit and profit for the year.

	For the fiscal year ended December 31,
	2024	2025
	(RMB in thousands)
Operating profit	3,315,789	3,303,123

Add back:
Equity-settled share-based payment expenses	85,184	367,869

Adjusted operating profit (a non-IFRS measure)	3,400,973	3,670,992

Profit for the year	2,635,428	1,209,814

Add back:
Equity-settled share-based payment expenses	85,184	367,869
Loss from fair value change of derivatives(1)(2)	–	25,668
Issuance cost of derivatives(1)(3)	–	44,664
Interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui(1)	–	278,973
– Interest expenses related to the Equity Linked Securities(4)	–	192,342
– Interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui	–	86,631
Changes in fair value of redemption liabilities(1)	–	158,491
Share of loss of Yonghui, net of tax(1)	–	812,684

Adjusted net profit (a non-IFRS measure)	2,720,612	2,898,163

Add back:
Depreciation and amortization	808,694	1,206,305
Finance costs excluding interest expenses related to the Equity Linked Securities and the bank loans used for acquisition of the equity interest in Yonghui	92,915	151,957
Income tax expense	712,104	703,524

Adjusted EBITDA (a non-IFRS measure)	4,334,325	4,959,949

Notes:

(1)	These adjustment items have been excluded from the calculation of adjusted net profit as the Company does not consider such items to be indicative of its operating performance of core business in the future.

(2)	The RMB25,668,000 loss from fair value change of derivatives was a non-cash expense that was related to the fair value of the Equity Linked Securities and Call Spread as defined below. It was determined primarily by movements in the underlying share price.

(3)	The RMB44,664,000 issuance cost of derivatives was a one-off expense that was related to the Equity Linked Securities.

(4)	The RMB192,342,000 interest expenses related to the Equity Linked Securities included RMB173,456,000 non-cash portion and RMB18,886,000 cash expense.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We are a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs. Since opening our first store in Chinese mainland in 2013, we have successfully built two brands – “MINISO” and “TOP TOY”. Our flagship brand “MINISO” has grown into a globally recognized retail brand that offers a frequently-refreshed assortment of lifestyle products through an extensive store network worldwide. Our products cover diverse consumer needs and consumers are drawn to MINISO for our products’ trendiness, creativeness, high quality and affordability.

For the fiscal year ended December 31, 2025, the total number of MINISO stores in Chinese mainland and overseas markets increased from 7,504 as of December 31, 2024 to 8,151 as of December 31, 2025. The number of TOP TOY stores increased from 276 as of December 31, 2024 to 334 as of December 31, 2025. For the fiscal year ended December 31, 2025, the aggregate GMV of the Group reached approximately RMB37.1 billion.

Brands and Products

Our MINISO products are organised across three core pillars: lifestyle, beauty and toys. For the fiscal year ended December 31, 2025, we launched an average of around 1,600 SKUs in “MINISO” channels per month, and offered consumers a wide selection of products, the vast majority of which are under the “MINISO” brand. The increase in average SKUs per month was primarily driven by the deliberate expansion of our product assortment in support of our big store format rollout and our commitment to delivering a more immersive in-store experience.

Under the “TOP TOY” brand, we offered around 17,000 SKUs as of December 31, 2025 across major pop toy categories such as model figures, 3D building blocks, vinyl plush toys and others.

Store Network

As of December 31, 2025, we served consumers primarily through a network of over 8,151 MINISO stores, including 4,568 MINISO stores in Chinese mainland and 3,583 MINISO stores in overseas markets. The following table shows the number of MINISO stores in Chinese mainland and overseas markets as of the dates presented:

	As of December 31,
	2024	2025
Number of MINISO stores
Chinese mainland	4,386	4,568
Directly operated stores	25	18
Stores operated under Retail Partner model	4,335	4,522
Stores operated under distributor model	26	28
Overseas markets	3,118	3,583
Directly operated stores	503	700
Stores operated under Retail Partner model	404	432
Stores operated under distributor model	2,211	2,451

Total	7,504	8,151

We have expanded our TOP TOY store network in Chinese mainland since 2020. TOP TOY has also begun to expand to overseas markets since 2024. This strategic move aligns with the Company’s plan to expand globally and strengthen its brand presence. As of December 31, 2025, we had a total of 334 TOP TOY stores, 304 of which were located in Chinese mainland. The following table shows the number of TOP TOY stores in Chinese mainland and overseas markets as of the dates presented:

	As of December 31,
	2024	2025
Number of TOP TOY stores
Chinese mainland	272	304
Directly operated stores	38	35
Stores operated under Retail Partner model	234	269
Overseas markets	4	30
Directly operated stores	2	15
Stores operated under Retail Partner model	2	4
Stores operated under distributor model	–	11

Total	276	334

Store operations in Chinese mainland

As of December 31, 2025, apart from 18 directly operated MINISO stores, 28 MINISO stores operated under distributor model, 35 directly operated TOP TOY stores, all of our other MINISO and TOP TOY stores in Chinese mainland were operated under Retail Partner model.

The following table shows the aggregate numbers of MINISO stores in Chinese mainland for the years indicated:

	For the fiscal year ended December 31,
	2024	2025
Directly operated stores
Number of stores at the beginning of the year	26	25
Net decrease in number of stores during the year	(1)	(7)
Number of stores at the end of the year	25	18

Stores operated under Retail Partner model
Number of stores at the beginning of the year	3,878	4,335
Net increase in number of stores during the year	457	187
Number of stores at the end of the year	4,335	4,522

Stores operated under distributor model
Number of stores at the beginning of the year	22	26
Net increase in number of stores during the year	4	2
Number of stores at the end of the year	26	28

The following table shows the aggregate number of MINISO stores in Chinese mainland by city-tiers as of the dates indicated:

	As of December 31,
	2024	2025
Number of MINISO stores in Chinese mainland
First-tier cities	587	609
Second-tier cities	1,822	1,881
Third- and lower-tier cities	1,977	2,078

Total	4,386	4,568

The Retail Partner model represents a mutually beneficial relationship between us and our Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our Retail Partners attain attractive investment opportunities. Our Retail Partners are also motivated to maintain a loyal relationship with us. As of December 31, 2025, there were 1,157 Retail Partners that invested in MINISO stores in Chinese mainland, and 680 of them had invested for over three years. We had one distributor for the MINISO brand in Tibet, China during the fiscal year ended December 31, 2025. As of the date of this announcement, there has been no conversion of our franchisees in Chinese mainland from a Retail Partner to a distributor, or vice versa.

The following table shows the number of Retail Partners that invested in MINISO stores in Chinese mainland for the years indicated:

	For the fiscal year ended December 31,
	2024	2025
Number of Retail Partners at the beginning of the year(1)	1,049	1,071
Net increase in Retail Partners during the year	22	86
Number of Retail Partners at the end of the year(1)	1,071	1,157

Note:

(1)	The number of Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us on that date.

The majority of our TOP TOY stores in Chinese mainland are operated under the Retail Partner model as well. As of December 31, 2024 and 2025, we had 64 and 72 Retail Partners operating TOP TOY stores, respectively. Some Retail Partners in Chinese mainland may invest in both MINISO and TOP TOY stores.

Store operations in overseas markets

We have adopted flexible store operation models, including direct operation, Retail Partner model and distributor model as we expand our global networks, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a Retail Partner to a distributor, or vice versa.

As of December 31, 2025, in overseas markets, there were 700 stores directly operated by us and, 432 and 2,451 stores operated under the Retail Partner model and distributor model respectively.

The following table shows the aggregate number of MINISO stores in overseas markets for the years indicated:

	For the fiscal year ended December 31,
	2024	2025
Directly operated stores
Number of stores at the beginning of the year	238	503
Net increase in number of stores during the year	265	197
Number of stores at the end of the year	503	700

Stores operated under Retail Partner model
Number of stores at the beginning of the year	283	404
Net increase in number of stores during the year	121	28
Number of stores at the end of the year	404	432

Stores operated under distributor model
Number of stores at the beginning of the year	1,966	2,211
Net increase in number of stores during the year	245	240
Number of stores at the end of the year	2,211	2,451

The following table shows the aggregate number of the distribution of MINISO stores in overseas markets by region as of the dates indicated:

	As of December 31,
	2024	2025
Number of MINISO stores in overseas markets
Asia excluding China	1,611	1,793
North America	350	461
Latin America	637	722
Europe	295	361
Others	225	246

Total	3,118	3,583

In the majority of overseas markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in MINISO overseas markets for the years indicated:

	For the fiscal year ended December 31,
	2024	2025
Number of distributors at the beginning of the year(1)	230	252
Net increase in number of distributors during the year(2)	22	30
Number of distributors at the end of the year(1)	252	282

Notes:

(1)	Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us on that date.

(2)	Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new distributors.

As of December 31, 2024 and 2025, we had 114 and 109 Retail Partners in overseas markets, respectively, the decrease in the number of Retail Partners was primarily due to the decrease in the number of Retail Partners in Vietnam.

Other Key Operating Data

The following tables set forth certain of our key operating data of MINISO stores in Chinese mainland and overseas markets, respectively:

	For the fiscal year ended December 31,
	2024	2025
MINISO stores in Chinese mainland
Total GMV(1) (RMB in millions)	14,008	16,363
Total number of transactions (in millions)	368.1	410.8
Total sales volume of SKUs (in millions)	978.8	1,084.7
Average spending per transaction (RMB)	38.1	39.8
Average selling price (RMB)	14.3	15.1

Same-store(2) GMV Growth (%)	down high- single digit	up mid- single digit

Notes:

(1)	Includes GMV generated through MINISO offline stores and Online to Offline (“O2O”) platforms.

(2)	Includes stores that were opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and were closed for less than 30 days during both comparative periods.

	For the fiscal year ended December 31,
	2024	2025
MINISO stores in overseas markets
Total GMV (RMB in millions)	14,001	16,757
Asia excluding China	5,039	5,341
North America	2,141	3,550
Latin America	4,897	5,078
Europe	1,260	1,928
Others	664	860
Same-store(1) GMV Growth (%)	up mid-single digit	down low-single digit
Asia excluding China	up high-single digit	down mid-single digit
North America	flat	up mid-single digit
Latin America	up mid-single digit	down mid-single digit
Europe	flat	up low-single digit
Others	down mid-single digit	up high-single digit

Note:

(1)	Includes stores that were opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods, and were closed for less than 30 days during both comparative periods. The impact of foreign exchange is excluded by adopting a constant currency exchange rate in both comparative periods.

The following table sets forth the GMV of MINISO brand in worldwide through online channels for the years indicated:

	For the fiscal year ended December 31,
	2024	2025
	(RMB in millions)
MINISO brand worldwide
Total GMV through online channels(1)	948	1,391

Note:

(1)	Excludes GMV through O2O platforms in Chinese mainland which is accounted for in GMV through offline channels.

Our TOP TOY brand started operating in December 2020 in Chinese mainland. For the fiscal year ended December 31, 2025, our TOP TOY brand achieved a total GMV of RMB2,588 million through multi-channels: (1) RMB1,721 million from TOP TOY stores in Chinese mainland and RMB64 million from TOP TOY stores in overseas markets; (2) RMB321 million through online channels; and (3) RMB482 million of GMV from other channels. The following table sets forth certain of our key operating data of TOP TOY stores in Chinese mainland:

	For the fiscal year ended December 31,
	2024	2025
TOP TOY stores in Chinese mainland
Total GMV (RMB in millions)	1,148	1,721
Total number of transactions (in millions)	10.5	15.7
Total sales volume of SKUs (in millions)	19.9	31.0
Average spending per transaction (RMB)	109.5	109.8
Average selling price (RMB)	57.8	55.6

Same-store(1) GMV Growth (%)	up mid- single digit	up low- single digit

Note:

(1)	Includes stores that were opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and were closed for less than 30 days during both comparative periods.

Marketing and Consumer Engagement

We launched our MINISO membership program in Chinese mainland in August 2018 and expanded to overseas market afterwards. As of December 31, 2024 and December 31, 2025, the number of MINISO members with at least one purchase over the past 12 months was approximately 53 million and 64 million, respectively.

The total cumulative number of MINISO members in Chinese mainland increased by 17.8% from approximately 95.2 million as of December 31, 2024 to 112.1 million as of December 31, 2025. In 2025, GMV generated from registered members contributed 59.5% of our total GMV, and 48.4% of the MINISO members made at least one purchase over the past 12 months.

The total cumulative number of MINISO members in the United States increased by 150.3% from approximately 1.8 million as of December 31, 2024 to 4.4 million as of December 31, 2025. In 2025, GMV generated from registered members contributed 51.3% of our total GMV, and 71.4% of the MINISO members made at least one purchase over the past 12 months.

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

There were no significant events that might affect us since the end of the Reporting Period and up to the date of this announcement.

Business Outlook

Confronting the ever-evolving macroeconomic and geopolitical landscape, the Group has demonstrated significant risk resilience and operational agility, underpinned by years of overseas expansion experience, a diversified global footprint and robust global operational capabilities. Looking ahead to 2026, we will continue to uphold our core philosophy of delivering long-term value through disciplined execution of our three strategic pillars: affordability, globalization and product innovation.

For our MINISO brand in Chinese mainland, we will remain focused on achieving high quality growth by expanding and upgrading our store network to promote a relaxing and engaging shopping experience, one filled with delightful surprises and treasure-hunting elements that keep our customers coming back again. As part of this effort, we will strategically roll out the MINISO LAND series stores, designed to deliver an elevated, immersive consumer experience that deepens brand engagement and sets a new benchmark for our retail presence. We will continue to unlock sales potential via different themed store formats while introducing new product offerings with aesthetically refined designs, high product quality and compelling affordability. By optimizing product-market fit, and fully leveraging our multi-channel sales capabilities, we aim to create strong synergies across our diversified product offerings.

For our MINISO brand in overseas markets, we will firmly pursue our globalization strategy by expanding store footprint internationally, adopting diversified yet locally tailored approaches suited to different overseas markets, and further strengthening our cooperation with overseas business partners to capture local market trends globally. Through continued IP collaborations and strategic roll-out of key products across markets, we will continue to enhance MINISO brand awareness through product differentiation, market adaptation and ongoing upgrade of our store model. As our globalization progresses, we will further facilitate our robust development in overseas markets through enhancing operational efficiency and effective localization of management across each geographic region.

For our TOP TOY brand, we were pleased that it has embarked on globalization since the fourth quarter of 2024. Looking ahead, we will continue to optimize TOP TOY’s product offerings and enhance operational efficiency to grow market share and strengthen brand image.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the fiscal year ended December 31,
	2024	2025
	(RMB in thousands)
Revenue	16,994,025	21,443,827
Cost of sales	(9,356,965)	(11,795,708)

Gross profit	7,637,060	9,648,119
Other income	21,595	19,377
Selling and distribution expenses	(3,519,534)	(5,265,758)
General and administrative expenses	(931,651)	(1,225,373)
Other net income	114,696	195,610
Reversal of credit loss/(credit loss) on trade and other receivables	2,469	(33,241)
Impairment loss on non-current assets	(8,846)	(35,611)

Operating profit	3,315,789	3,303,123
Finance income	118,672	104,421
Finance costs	(92,915)	(430,930)

Net finance income/(costs)	25,757	(326,509)
Other expenses	–	(70,332)
Changes in fair value of redemption liabilities	–	(158,491)
Share of profit/(loss) of equity-accounted investees, net of tax	5,986	(834,453)

Profit before taxation	3,347,532	1,913,338
Income tax expense	(712,104)	(703,524)

Profit for the year	2,635,428	1,209,814

Profit for the year attributable to:
– Equity shareholders of the Company	2,617,560	1,205,045
– Non-controlling interests	17,868	4,769

Revenue

Our total revenue was RMB21,443.8 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB16,994.0 million), representing an increase of 26.2% year over year.

Revenue from MINISO brand increased by 22.0% to RMB19,524.9 million, driven by (i) an increase of 16.8% in revenue from MINISO brand in Chinese mainland, with its annual revenue exceeding RMB10.0 billion for the first time, and (ii) an increase of 29.3% in revenue from MINISO brand in overseas markets. The overseas revenue contributed 44.2% of revenue from MINISO brand, compared to 41.7% in 2024.

Revenue from TOP TOY brand increased by 94.8% to RMB1,915.6 million.

Cost of Sales

Our cost of sales was RMB11,795.7 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB9,357.0 million), representing an increase of 26.1% year over year.

Gross Profit and Gross Margin

Our gross profit was RMB9,648.1 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB7,637.1 million). Our gross margin was 45.0% for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: 44.9%).

Other Income

Our other income was RMB19.4 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB21.6 million), which was mainly attributable to government grants and income from depositary bank.

Selling and Distribution Expenses

Our selling and distribution expenses were RMB5,265.8 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB3,519.5 million). Excluding equity-based compensation expenses, our selling and distribution expenses were RMB5,045.7 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB3,506.1 million). The year-over-year increase was mainly attributable to our investments into directly operated stores to pursue the future success of our business, especially in strategic overseas markets such as the U.S. market. As of December 31, 2025, total number of directly operated stores on the Group level was 768, compared to 568 as of December 31, 2024. For the fiscal year ended December 31, 2025, the revenue from directly operated stores increased by 71.3%, while related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share-based compensation expenses increased by 50.2%. Licensing expenses increased by 44.6%, as a percentage of revenue ranging from 2.5% to 2.8% for the fiscal year ended December 31, 2025 and its comparative period, respectively. Promotion and advertising expenses increased by 23.0%, as a percentage of revenue stabilizing at around 3.3% for the fiscal year ended December 31, 2025, compared to 3.4% in its comparative period. Logistics expenses increased by 23.0% year over year.

General and Administrative Expenses

Our general and administrative expenses were RMB1,225.4 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB931.7 million), increased by 31.5% year over year. Excluding equity-settled share-based payment expenses, our general and administrative expenses were RMB1,077.5 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB859.9 million), increased by 25.3% year over year.

Other Net Income

Our other net income was RMB195.6 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB114.7 million). The year-over-year increase was mainly due to (i) an increase in fair value of other investments, and (ii) an increase of investment income in wealth management products.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB35.6 million for the fiscal year ended December 31, 2025（for the fiscal year ended December 31, 2024: RMB8.8 million). We recorded impairment loss on non-current assets of directly operated stores.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB3,303.1 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB3,315.8 million).

Adjusted Operating Profit (a non-IFRS measure)

We recorded an adjusted operating profit of RMB3,671.0 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB3,401.0 million), which represents operating profit plus equity-settled share-based payment expenses.

Net Finance Costs

Our net finance costs was RMB326.5 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB25.8 million of income). The year-over-year increase in net finance costs was due to (i) increased interest expenses in relation to the Equity Linked Securities and the bank loans used for acquisition of the equity interest of Yonghui, both of which have been excluded in non-IFRS financial measures, and (ii) increased interest expenses on lease liabilities corresponding to our investment in directly operated stores.

Changes in Fair Value of Redemption Liabilities

Our changes in fair value of redemption liabilities was RMB158.5 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: nil), which was a loss arising from preferred shares issued by TOP TOY in connection with its strategic financing in 2025.

Income Tax Expense

We recorded income tax expense of RMB703.5 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB712.1 million).

Share of Profit/(Loss) of Equity-Accounted Investees, Net of Tax

Our share of loss of equity-accounted investees, net of tax was RMB834.5 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: share of profit of RMB6.0 million). The year-over-year change was mainly attributable to share of loss of Yonghui, which has been excluded in non-IFRS financial measures.

Other Expenses

Our other expenses were RMB70.3 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: nil), mainly attributable to loss from a fair value change of derivatives under mark-to-market impact, which was in relation to the Equity Linked Securities and has been excluded in non-IFRS financial measures.

Profit for the Year

As a result of the foregoing, we recorded a profit for the year of RMB1,209.8 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB2,635.4 million).

Adjusted Net Profit (a non-IFRS measure)

We recorded an adjusted net profit for the year of RMB2,898.2 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB2,720.6 million) which represents profit for the year excluding equity-settled share-based payment expenses, loss from fair value change of derivatives, issuance cost of derivatives and interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui, changes in fair value of redemption liabilities arising from preferred shares and share of loss of Yonghui, net of tax.

Adjusted EBITDA (a non-IFRS measure)

We recorded an adjusted EBITDA of RMB4,959.9 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB4,334.3 million), which represents adjusted net profit plus depreciation and amortization, finance costs excluding interest expenses related to the Equity Linked Securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui and income tax expense.

Net Cash from Operating Activities and Free Cash Flow

Our net cash from operating activities was RMB2,577.9 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB2,168.3 million). Our capital expenditure was RMB997.7 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB762.5 million), and free cash flow was RMB1,580.2 million for the fiscal year ended December 31, 2025 (for the fiscal year ended December 31, 2024: RMB1,405.8 million).

Current Ratio

Our current ratio decreased from 2.0 as of December 31, 2024 to 1.7 as of December 31, 2025, primarily due to the increase in short-term loans and borrowings, redemption liabilities arising from preferred shares related to TOP TOY’s strategic financing, trade payables related to our inventories, and lease liabilities relating to directly operated stores.

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Source of Funding

During the fiscal year ended December 31, 2025, we funded our cash requirements principally through cash generated from our operations. As of December 31, 2025, our cash, cash equivalents, restricted cash, term deposits, and other investments recorded in current assets were RMB7,087.9 million (as of December 31, 2024: RMB6,698.1 million).

Issue of the Equity Linked Securities and Entry into the Call Spread

In January 2025, we entered into a subscription agreement with UBS AG Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited for the issuance of equity linked securities by us, which were convertible debt securities that shall be settled wholly in cash, with an aggregate principal amount of US$550,000,000 and an expected maturity date on January 14, 2032 (the “Equity Linked Securities”). The Equity Linked Securities have been approved by the Singapore Exchange Securities Trading Limited (the “SGX-ST”) to be listed and quoted on the Official List of the SGX-ST. The initial exercise price of the Equity Linked Securities was US$8.2822 per Share, subject to adjustment upon the occurrence of certain customary prescribed corporate actions. As a result of the distribution of the final cash dividend for the fiscal year ended December 31, 2024 (the “2024 Final Dividend”) and the interim cash dividend for the six months ended June 30, 2025 (the “2025 Interim Dividend”), the Equity Linked Securities exercise price was adjusted from US$8.2822 per Share to US$8.1516 per Share with effect from April 9, 2025, being the date immediately after the record date of the 2024 Final Dividend, and further to US$8.0314 per Share with effect from September 6, 2025, being the date immediately after the record date of the 2025 Interim Dividend.

Further, we and UBS AG, London Branch and The Hongkong and Shanghai Banking Corporation Limited (the “Call Spread Counterparties”) entered into a call spread (the “Call Spread”), which is separate from, but is part and parcel of, the Equity Linked Securities, and comprise:

(a)	Lower Strike Call: a call option transaction granted by the Call Spread Counterparties to the Company, exercisable at the discretion of the Company, entitling the Company to (a) the difference, settled in cash, between the exercise price of the lower strike call, which is equivalent to the exercise price of the Securities, and the volume weighted average price per Share over a specified period of trading days, converted to U.S. dollars at the prevailing exchange rate, and multiplied by (b) the number of Shares underlying the lower strike call being exercised; and

(b)	Upper Strike Warrant: a call option transaction with an expected exercise price (the “Upper Strike Exercise Price”) of HK$102.1 per Share, representing a premium of 110.0% over the Delta Reference Price (for reference and illustration only) and a premium of 99.9% over the Stock Reference Price, granted by the Company to the Call Spread Counterparties, exercisable at the discretion of the Call Spread Counterparties, which would entitle the Call Spread Counterparties to receive newly allotted and issued Shares (the “Upper Strike Shares”), the maximum number of which was subject to adjustment upon the occurrence of certain customary prescribed corporate actions. As at January 7, 2025, the maximum number of Upper Strike Shares that may be issued was 66,407,407 Shares (representing approximately 5.31% of the then total issued and outstanding Shares), which did not exceed and was issued under the general mandate granted by the Shareholders to the Directors on June 20, 2024 to allot and issue new Shares. Following the distribution of the 2024 Final Dividend, the Upper Strike Exercise Price was adjusted to HK$100.5 per Share, and the maximum number of the Upper Strike Shares was adjusted to 67,471,717 Shares. Further, following the distribution of the 2025 Interim Dividend, the Upper Strike Exercise Price was further adjusted to HK$99.008 per Share, and the maximum number of the Upper Strike Shares was adjusted to 68,481,979 Shares. We have received approval from the Listing Committee of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” or “HKEX”) for the listing of, and permission to deal in, the Upper Strike Shares issuable under the Upper Strike Warrant.

The Call Spread was structured such that the timing, size and economics of the exercises under the Call Spread was able to match the exercises under the Equity Linked Securities. This overall structure will enable us to raise funds in a form similar to convertible debt securities, whilst deferring potential dilution to a higher effective exercise price.

We raised total net proceeds of US$457,079,647 (equivalent to HK$3,553,839,963) from the offering and sale of the Equity Linked Securities and the Call Spread. We planned to use the net proceeds for overseas store network expansion, supply chain optimization and development, brand building and promotion, additional overseas working capital and other general corporate purposes, and to purchase its Shares and/or ADSs (American Depositary Shares (the “ADS(s)”) (each representing four Shares)) from time to time pursuant to its share repurchase programs.

For further details, please refer to the announcements of us dated January 7, 2025 and January 14, 2025 in relation to the issue of the Equity Linked Securities and entry into the Call Spread by our Company and the announcements dated April 24, 2025 and August 29, 2025 for the relevant adjustments made pursuant to the 2024 Final Dividend and 2025 Interim Dividend respectively.

Significant Investments

Yonghui Superstores Co., Ltd

On September 23, 2024, our Company through our wholly-owned subsidiary, entered into share purchase agreements with independent third parties, respectively, to acquire an aggregate of 2,668,135,376 shares in Yonghui (representing approximately 29.4% of its entire issued share capital), at the consideration in the amount of RMB6,270,118,134 (equivalent to approximately HK$6,916,461,457, converted at the exchange rate of RMB0.90655 to HK$1.0000 for illustrative purpose only) (the “Yonghui Acquisition”). Yonghui, a listed company on the Shanghai Stock Exchange (stock code: 601933), is a retail chain operator featuring fresh produce management, mainly operates hypermarkets, supermarkets and community supermarkets, and has approximately 775 outlets spanning across about 29 provinces and municipalities across the Chinese mainland as of December 31, 2024. The Yonghui Acquisition was approved by our shareholders at the extraordinary general meeting of us held on January 17, 2025, and was completed in the first quarter of 2025. For details, please refer to our announcement dated September 23, 2024 and our circular dated November 22, 2024.

Our equity interests in Yonghui have been accounted for as investments in associates using the equity method in our consolidated financial statements since its completion. As of December 31, 2025, we continued to hold approximately 29.4% of the issued share capital of Yonghui. For the fiscal year ended December 31, 2025, we recorded a loss of RMB812.7 million for the investment in Yonghui. As we continue to be optimistic about the development of the offline retail industry in Chinese mainland, we believe that the investment in Yonghui is in line with the Group’s investment strategy.

Save as disclosed above, we did not make or hold any other significant investments during the fiscal year ended December 31, 2025.

Future Plans for Material Investments or Capital Assets

As of December 31, 2025, we did not have any detailed future plans for material investments or capital assets.

Pledge of Assets

As of December 31, 2025, our equity interests in equity-accounted investees of approximately RMB3,822.1 million were pledged as securities for obtaining banking borrowings, an industry common practice for borrowings used for acquisitions.

Cash Management Policy

We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.

In order to make full use of idle funds, enhance the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, we may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:

•	the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

•	the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

•	the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

Gearing Ratio

As of December 31, 2025, our gearing ratio was 66.9%, calculated as loans and borrowings divided by total equity as of the end of the year and multiplied by 100%.

Foreign Exchange Risk

Our financial reporting currency is RMB and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of RMB against U.S. dollar has a positive effect on our results of operations, while a strengthening of RMB against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against U.S. dollar would have an adverse effect on RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs or for other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of Tax Payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to the local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate for the shortfall.

We had met the commitments for the five calendar years of 2021, 2022, 2023, 2024 and 2025. Therefore, we were not required to make any compensation to the local government. As such, no provision has been made in respect of this matter as of December 31, 2025.

Securities class action

In August 2022, a putative federal securities class action was filed against us and certain of our officers and Directors (the “Defendants”), alleging that Defendants made misleading misstatements or omissions regarding our business operations and financials in violation of the Securities Act of 1933 and the Securities Exchange Act of 1934. The action is captioned In re MINISO Group Holding Limited Securities Litigation, 1:22-cv-09864 (S.D.N.Y.). We and other defendants filed a motion to dismiss the operative complaint, and the motion was granted by the court in February 2024, with leave to amend. Plaintiffs subsequently filed a motion for reconsideration of the court’s decision in late March 2024, which was denied by the court. Plaintiffs then filed a further amended complaint, to which Defendants have timely responded. The parties completed the briefing in October 2025 and are now awaiting the court’s decision. As of December 31, 2025, the Directors were unable to assess the outcome of the action or reliably estimate the potential losses, if any.

Capital Commitment

As of December 31, 2025, our capital commitment was RMB394.2 million, compared to RMB633.5 million as of December 31, 2024, which was attributable to the construction of the headquarters building.

Employees and Remuneration Policy

We had a total of 8,329 full-time employees as of December 31, 2025, including 3,204 in Chinese mainland and 5,125 in certain overseas countries and regions, up from 7,003 full-time employees in the previous year. The following table sets forth the number of our employees categorized by function as of December 31, 2025：

Function	Number of Employees
Product Development and Supply Chain Management	1,503
General and Administrative	697
Operations	5,684
Sales and Marketing	214
Technology	231

Total	8,329

Our total remuneration cost incurred for the fiscal year ended December 31, 2025 was RMB2,296.5 million, while it was RMB1,475.9 million for the fiscal year ended December 31, 2024.

The number of employees employed by us varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programs, discretionary bonuses, share awards and share options from our share incentive plan may be awarded to employees according to the assessment of individual performance.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for us to safeguard the interests of our shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

We have complied with all the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”) for the fiscal year ended December 31, 2025, save for the following.

Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive officer should be separate and should not be performed by the same individual.

We deviate from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye Guofu (“Mr. Ye”) currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

We have adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings of securities by Directors and relevant employees in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she has complied with the Code during the fiscal year ended December 31, 2025.

BOARD COMMITTEES

To oversee particular aspects of the Company’s affairs, the Board has established three Board committees, including the Audit Committee, the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) (together, the “Board Committees”). The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference.

Audit Committee

We have established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

The primary duties of the Audit Committee are:

(a)	to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b)	to review the adequacy of our internal control over financial reporting; and

(c)	to review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee has reviewed the unaudited annual results of the Company for the fiscal year ended December 31, 2025 and has met with the independent auditors, Ernst & Young and Ernst & Young Hua Ming LLP (collectively “EY”). The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by us and internal control and financial reporting matters with our senior management members.

The unaudited financial information disclosed in this announcement is preliminary. The figures in respect of the Company’s unaudited consolidated statement of financial position, unaudited consolidated statement of profit or loss, unaudited consolidated statement of profit or loss and other comprehensive income, unaudited consolidated statement of changes in equity and unaudited consolidated statement of cash flows and the related notes thereto as of and for the fiscal year ended December 31, 2025 as set out in the preliminary announcement have been agreed by the Company’s auditors, EY, to the amounts set out in the Company’s draft consolidated financial statements for the year following their work performed in accordance with the Hong Kong Standard on Related Services (HKSRS) 4400 (Revised) “Agreed-upon Procedures Engagements” and with reference to Practice Note 730 (Revised) “Guidance for Auditors Regarding Preliminary Announcement of Annual Results” as issued by the Hong Kong Institute of Certified Public Accountants. The work performed by EY in this respect did not constitute an audit, review or other assurance engagement and consequently no opinion or assurance conclusion has been expressed by EY.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The Compensation Committee comprises three independent non-executive Directors, namely Mr. ZHU Yonghua, Ms. XU Lili and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. ZHU Yonghua is the chairman of the Compensation Committee.

The primary duties of the Compensation Committee are:

(a)	to review and make recommendations to the Board with respect to Directors’ compensation;

(b)	to evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation; and

(c)	to review and approve the compensation of our other executive officers and senior management.

Nominating and Corporate Governance Committee

The Company has established the Nominating and Corporate Governance Committee in compliance with Rule 3.27A of the Listing Rules and the Corporate Governance Code.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. WANG Yongping, Ms. XU Lili and Mr. ZHU Yonghua and an executive Director, namely Mr. Ye. Mr. WANG Yongping is the chairman of the Nominating and Corporate Governance Committee.

The primary duties of the Nominating and Corporate Governance Committee are:

(a)	in respect of its nomination functions, to develop and recommend to the Board criteria for Board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board Committees, and develop and recommend to the Board a set of corporate governance guidelines; and

(b)	in respect of its corporate governance functions, to ensure that our Company is operated and managed for the benefit of all shareholders and to ensure our Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of our Company.

OTHER INFORMATION

Change of Auditor

KPMG has retired as the auditor of the Company with effect from upon expiration of its term of office at the conclusion of the annual general meeting of the Company held on June 12, 2025 (the “2025 AGM”). The Company, with the recommendation from the Audit Committee, proposed to appoint EY as the Company’s new auditors for a term up to the conclusion of the next annual general meeting of the Company and which was approved by our shareholders in the 2025 AGM.

For further details of the aforementioned change of auditor of the Company, please refer to the Company’s announcement and circular both dated April 24, 2025, and the poll results announcement dated June 12, 2025.

Dividend Policy

On March 31, 2026, the Board has approved the amendment of the dividend policy adopted by the Company to amend the definition of adjusted net profit under the dividend policy, pursuant to which the Company could declare and distribute dividends in an amount equal to approximately 50% of the adjusted net profit (a non-IFRS measure defined as profit for the period after excluding certain items as determined by the management such as share-based payments, non-cash charges, non-operating items and non recurring items) each year, with the exact calculation and amount to be determined and announced by the Board from time to time based on the Company’s financial performance and cash position prior to the declaration and distribution. For details, please see section headed “Non-IFRS Financial Measures” above.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the fiscal year ended December 31, 2025, the Company repurchased a total of 12,594,800 Shares at an aggregate consideration (including all the relevant expenses) of HK$426.3 million on the Hong Kong Stock Exchange and a total of 1,250,874 ADSs (representing 5,003,496 Shares) at an aggregate consideration (including all the relevant expenses) of US$22.0 million on the New York Stock Exchange (the “NYSE”). As of the date of this announcement, the 9,326,400 Shares and 1,111,695 ADSs (representing 4,446,780 Shares), totally 13,773,180 Shares, have been cancelled, the remaining repurchased Shares and ADSs are pending cancellation and would not receive any final dividend. The total number of Shares and ADSs cancelled for the repurchases made during the fiscal year ended December 31, 2025 represents approximately 1% of the Company’s total share capital as of December 31, 2025.

Particulars of the repurchases made by the Company during the fiscal year ended December 31, 2025 are as follows:

HKEX

	No. of Shares	Price paid per Share		Aggregate consideration paid (including all the relevant
Trading Month	repurchased	Highest price	Lowest price	expenses)
		(HK$)	(HK$)	(HK$’000)
March 2025	1,266,600	38.00	34.85	47,037
April 2025	5,163,200	38.00	27.05	154,897
May 2025	554,600	38.00	33.10	19,421
June 2025	1,183,200	36.90	32.75	41,322
July 2025	1,015,800	38.00	33.95	35,912
August 2025	159,000	38.00	36.25	5,953
November 2025	972,000	38.00	36.36	35,973
December 2025	2,280,400	39.24	36.10	85,777

NYSE

				Aggregate consideration
	No. of Shares	Price paid per Share		paid (including all the relevant
Trading Month	repurchased	Highest price	Lowest price	expenses)
		(US$)	(US$)	(US$’000)
March 2025	52,600	4.63	4.59	242
April 2025	1,621,224	4.88	3.51	6,613
May 2025	585,652	4.71	4.19	2,625
June 2025	1,040,368	4.73	4.20	4,666
July 2025	1,052,800	4.88	4.35	4,790
August 2025	94,136	4.88	4.61	446
November 2025	168,892	4.88	4.67	813
December 2025	387,824	4.88	4.72	1,873

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the HKEX or on the NYSE (including sale of treasury shares as defined under the Listing Rules) during the fiscal year ended December 31, 2025. The Company did not hold any treasury shares (as defined under the Listing Rules) as of December 31, 2025.

Use of Proceeds from the Global Offering

On July 13, 2022, the Shares were listed on the Main Board of the Hong Kong Stock Exchange. The net proceeds from the global offering were HK$482.1 million. As of December 31, 2024, we have fully utilized the net proceeds in accordance with such intended purposes within 48 months from the listing of its Shares on the HKEX as expected.

Dividend

On March 21, 2025, the Board approved the distribution of a final cash dividend in the amount of US$0.3268 per ADS or US$0.0817 per Share, which has been paid on April 17, 2025 for holders of Shares and April 23, 2025 for holders of ADSs. The aggregate amount of cash dividend paid was approximately US$101.3 million (RMB726.9 million at an exchange rate of RMB7.1760 to US$1.0000).

On August 21, 2025, the Board approved the distribution of an interim cash dividend in the amount of US$0.2896 per ADS or US$0.0724 per Share, which has been paid on September 16, 2025 for holders of Shares and around September 19, 2025 for holders of ADSs. The aggregate amount of cash dividend paid was approximately US$88.9 million (RMB630.9 million at an exchange rate of RMB7.1636 to US$1.0000).

On March 31, 2026, the Board approved the distribution of a final cash dividend in the amount of US$0.3764 per ADS or US$ 0.0941 per Share, to holders of ADSs and Shares of record as of the close of business on April 20, 2026, New York Time and Beijing/Hong Kong Time, respectively. The ex-dividend date for holders of Shares in Hong Kong will be April 17, 2026 and the ex-dividend date for holders of ADSs will be April 20, 2026. The payment date is expected to be on April 29, 2026 for holders of Shares and around May 4, 2026 for holders of ADSs. The aggregate amount of cash dividend to be paid is approximately US$115.8 million (RMB809.7 million at an exchange rate of RMB6.9931 to US$1.0000), which is approximately 50% of the Company’s adjusted net profit for the six months ended December 31, 2025 and will be distributed from additional paid-in capital and settled by a cash distribution.

For holders of Shares, in order to qualify for the final dividend, all valid documents for the transfer of Shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 P.M. on April 20, 2026 (Beijing/Hong Kong Time). The record date is April 20, 2026 (Beijing/Hong Kong Time).

Unaudited Consolidated Statements of Profit or Loss

(Expressed in thousands of Renminbi, except for per share data)

		For the year ended December 31,	For the year ended December 31,
	Notes	2024	2025
		RMB’000	RMB’000
Revenue	3	16,994,025	21,443,827
Cost of sales	4	(9,356,965)	(11,795,708)

Gross profit		7,637,060	9,648,119
Other income		21,595	19,377
Selling and distribution expenses	4	(3,519,534)	(5,265,758)
General and administrative expenses	4	(931,651)	(1,225,373)
Other net income	5	114,696	195,610
Reversal of credit loss/(credit loss) on trade and other receivables		2,469	(33,241)
Impairment loss on non-current assets		(8,846)	(35,611)

Operating profit		3,315,789	3,303,123
Finance income		118,672	104,421
Finance costs		(92,915)	(430,930)

Net finance income/(costs)	6	25,757	(326,509)

Share of profit/(loss) of equity-accounted investees, net of tax		5,986	(834,453)
Changes in fair value of redemption liabilities		–	(158,491)
Other expenses		–	(70,332)

Profit before taxation		3,347,532	1,913,338
Income tax expense	7	(712,104)	(703,524)

Profit for the year		2,635,428	1,209,814

Attributable to:
Equity shareholders of the Company		2,617,560	1,205,045
Non-controlling interests		17,868	4,769

Profit for the year		2,635,428	1,209,814

Earnings per share
Basic earnings per share (RMB)	8	2.11	0.98
Diluted earnings per share (RMB)	8	2.10	0.98

Unaudited Consolidated Statements of Profit or Loss and other Comprehensive Income

(Expressed in thousands of Renminbi, except for per share data)

	For the year ended December 31,	For the year ended December 31,
	2024	2025
	RMB’000	RMB’000
Profit for the year	2,635,428	1,209,814

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	19,128	2,914
Share of other comprehensive loss of equity-accounted investees	–	(1,046)

Other comprehensive income for the year	19,128	1,868

Total comprehensive income for the year	2,654,556	1,211,682

Attributable to:
Equity shareholders of the Company	2,635,833	1,210,528
Non-controlling interests	18,723	1,154

Total comprehensive income for the year	2,654,556	1,211,682

Unaudited Consolidated Statements of Financial Position

(Expressed in thousands of Renminbi)

		As at December 31,
	Notes	2024	2025
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	9	1,436,939	2,109,385
Right-of-use assets	10	4,172,083	5,121,039
Intangible assets		8,802	94,951
Goodwill		21,418	223,187
Deferred tax assets		181,948	288,679
Other investments	11	123,399	201,727
Trade and other receivables	13	341,288	247,511
Term deposits		140,183	–
Financial derivative assets		–	774,103
Interests in equity-accounted investees		38,567	5,486,648

		6,464,627	14,547,230

Current assets
Other investments	11	100,000	–
Inventories	12	2,750,389	3,691,238
Trade and other receivables	13	2,207,013	3,307,129
Cash and cash equivalents	14	6,328,121	6,817,129
Restricted cash		1,026	54,229
Term deposits		268,952	216,567

		11,655,501	14,086,292

Total assets		18,120,128	28,633,522

		As at December 31,
	Notes	2024	2025
		RMB’000	RMB’000
EQUITY
Share capital	17	94	94
Additional paid-in capital	17	4,683,577	2,887,905
Other reserves		1,329,126	2,232,854
Retained earnings		4,302,177	5,497,910

Equity attributable to equity shareholders of the Company		10,314,974	10,618,763
Non-controlling interests		40,548	100,508

Total equity		10,355,522	10,719,271

LIABILITIES
Non-current liabilities
Contract liabilities		35,145	22,418
Loans and borrowings	15	4,310	5,415,416
Other payables	16	59,842	72,586
Lease liabilities		1,903,137	2,713,798
Financial derivative liabilities		–	1,184,050
Deferred income		34,983	33,053

		2,037,417	9,441,321
Current liabilities
Loans and borrowings	15	566,955	1,751,018
Trade and other payables	16	3,943,988	4,516,491
Contract liabilities		323,292	388,746
Lease liabilities		635,357	950,784
Deferred income		5,376	965
Current taxation		252,221	291,245
Redemption liabilities arising from preferred shares		–	573,681

		5,727,189	8,472,930

Total liabilities		7,764,606	17,914,251

Total equity and liabilities		18,120,128	28,633,522

Unaudited Consolidated Statements of Changes In Equity

(Expressed in thousands of Renminbi)

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Share-based payment reserve	Translation reserve	PRC statutory reserve	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000 Note 17		RMB’000 Note 17	RMB’000	RMB’000 Note 17	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2024	95		6,331,375	117,912	(157,610)	959,906	23,761	170,599	1,722,157	9,168,195	23,022	9,191,217

Changes in equity for the year ended December 31, 2024
Profit for the year	–		–	–	–	–	–	–	2,617,560	2,617,560	17,868	2,635,428
Other comprehensive income for the year	–		–	–	–	–	18,273	–	–	18,273	855	19,128

Total comprehensive income for the year	–		–	–	–	–	18,273	–	2,617,560	2,635,833	18,723	2,654,556

Dividend declared and paid to equity shareholders of the Company	–		(1,244,251)	–	–	–	–	–	–	(1,244,251)	–	(1,244,251)
Dividend declared and paid to non-controlling interests	–		–	–	–	–	–	–	–	–	(1,612)	(1,612)
Exercise of options and subscription of restricted share units	–	*	649	–	–	–	–	–	–	649	–	649
Repurchase of shares	–		–	–	(330,221)	–	–	–	–	(330,221)	–	(330,221)
Cancellation of shares	(1)		(403,781)	–	403,782	–	–	–	–	–	–	–
Equity settled share-based transactions	–		–	–	–	85,184	–	–	–	85,184	–	85,184
Appropriation to statutory reserve	–		–	–	–	–	–	37,540	(37,540)	–	–	–
Acquisition of non-controlling interests	–		(415)	–	–	–	–	–	–	(415)	415	–

Balance at December 31, 2024	94		4,683,577	117,912	(84,049)	1,045,090	42,034	208,139	4,302,177	10,314,974	40,548	10,355,522

* The amount was less than RMB1,000.

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Call option on equity	Share-based payment reserve	Translation reserve	PRC statutory reserve	Share of other comprehensive loss of equity- accounted investees	Retained earnings	Total	Non- controlling interests	Total equity
	RMB’000 Note 17		RMB’000 Note 17	RMB’000	RMB’000 Note 17	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2025	94		4,683,577	117,912	(84,049)	–	1,045,090	42,034	208,139	–	4,302,177	10,314,974	40,548	10,355,522

Changes in equity for the year ended December 31, 2025
Profit for the year	–		–	–	–	–	–	–	–	–	1,205,045	1,205,045	4,769	1,209,814
Other comprehensive income for the year	–		–	–	–	–	–	6,529	–	(1,046)	–	5,483	(3,615)	1,868

Total comprehensive income for the year	–		–	–	–	–	–	6,529	–	(1,046)	1,205,045	1,210,528	1,154	1,211,682

Dividend declared and paid to equity shareholders of the Company	–		(1,357,748)	–	–	–	–	–	–	–	–	(1,357,748)	–	(1,357,748)
Repurchase of shares	–		–	–	(549,237)	–	–	–	–	–	–	(549,237)	–	(549,237)
Cancellation of shares	–	*	(419,784)	–	419,784	–	–	–	–	–	–	–	–	–
Equity settled share-based transactions	–		–	–	–	–	367,869	–	–	–	–	367,869	–	367,869
Issuance of shares in respect of vesting of restricted share units	–	*	–	–	–	–	–	–	–	–	–	– *	–	– *
Exercise of share options and subscription of restricted share units	–	*	303	–	–	–	–	–	–	–	–	303	–	303
Recognization of Upper-strike call option	–		–	–	–	650,711	–	–	–	–	–	650,711	–	650,711
Capital contribution from non-controlling interests	–		–	–	–	–	–	–	–	–	–	–	6,980	6,980
Appropriation to statutory reserve	–		–	–	–	–	–	–	9,312	–	(9,312)	–	–	–
Disposal of a subsidiary	–		–	–	–	–	–	–	(194)	–	–	(194)	–	(194)
Acquisition of non-controlling interests	–		(18,443)	–	–	–	–	–	–	–	–	(18,443)	14,838	(3,605)
Acquisition of a subsidiary with non- controlling interests	–		–	–	–	–	–	–	–	–	–	–	36,988	36,988

Balance at December 31, 2025	94		2,887,905	117,912	(213,502)	650,711	1,412,959	48,563	217,257	(1,046)	5,497,910	10,618,763	100,508	10,719,271

* The amount was less than RMB1,000.

Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of Renminbi)

	For the year ended December 31, 2024	For the year ended December 31, 2025
	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	2,995,609	3,347,298
Income tax paid	(827,275)	(769,407)

Net cash from operating activities	2,168,334	2,577,891

Cash flows from investing activities
Payment for purchases of property, plant, equipment and intangible assets	(762,538)	(997,651)
Proceeds from disposal of property, plant and equipment and
intangible assets	12,446	55,684
Payments for purchases of other investments	(14,117,719)	(24,957,607)
Proceeds from disposal of other investments	14,267,719	25,062,179
Placement of term deposits	(302,158)	(125,477)
Release of term deposits	213,521	290,289
Interest income	112,404	95,126
Investment income from other investments	81,145	103,675
Loan to an equity-accounted investee	(19,926)	(34,072)
Payments for investments in equity-accounted investees	(18,148)	(6,285,796)
Acquisition of subsidiaries, net of cash acquired	–	(225,856)

Net cash used in investing activities	(533,254)	(7,019,506)

	For the year ended December 31,	For the year ended December 31,
	2024	2025
	RMB’000	RMB’000
Cash flows from financing activities
Proceeds from capital injection from shareholders, subscription of restricted shares, restricted share units and exercise of share options	649	303
Proceeds from loans and borrowings	563,800	4,737,057
Repayment of loans and borrowings	(718)	(595,228)
Payment of capital element and interest element of lease liabilities	(725,075)	(897,480)
Interest paid	–	(96,451)
Payments for repurchase of shares	(313,416)	(535,249)
Dividends paid to equity shareholders of the Company	(1,244,251)	(1,357,748)
Dividends paid to non-controlling interests	(1,612)	–
Payment for purchases of options	–	(1,207,782)
Proceeds from issue of options	–	650,711
Proceeds from issue of the Equity Linked Securities, net of issuance costs	–	3,842,864
Proceeds from issue of preferred share	–	424,862
Payment for acquisition of non-controlling interest	–	(3,605)
Capital injection from non-controlling interest	–	6,980

Net cash (used in)/from financing activities	(1,720,623)	4,969,234

Net (decrease)/increase in cash and cash equivalents	(85,543)	527,619
Cash and cash equivalents at the beginning of the year	6,415,441	6,328,121
Effect of movements in exchange rates on cash held	(1,777)	(38,611)

Cash and cash equivalents at the end of the year	6,328,121	6,817,129

Notes to the consolidated financial statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

1	Basis of preparation and changes in accounting policies

(a)	Statement of compliance

The financial information set out in this announcement does not constitute the Group’s unaudited consolidated financial statements for the year ended December 31, 2025, but is derived from those unaudited financial statements. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as approved by the International Accounting Standards Board (“IASB”), and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

The measurement basis used in the preparation of the financial statements is the historical cost basis except for financial instruments that are measured at fair values.

(b)	Changes in accounting policies

The Group has adopted amendments to IAS 21 Lack of Exchangeability for the first time for the current year’s financial statements. The amendments do not have a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

The Group has not early adopted any other standard or amendment that has been issued but is not yet effective for the year ended December 31, 2025.

2	Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment. On January 1, 2025, the Group changed its segment disclosure to separate MINISO brand into MINISO brand-Chinese mainland and MINISO brand-Overseas. As a result, the Group has presented three reportable segments of MINISO brand-Chinese mainland, MINISO brand-Overseas and TOP TOY brand for the years ended December 31, 2024 and 2025. The Group retrospectively revised prior year segment information to conform to current year presentation.

Reportable segments	Operations

MINISO brand-Chinese mainland	Design, buying and sale of lifestyle products
MINISO brand-Overseas	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i)	Segment results and other material items

Information related to each reportable segment is set out below. Segment profit before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	For the year ended December 31, 2024
	MINISO brand
	Chinese mainland	Overseas	Sub-total	TOP TOY brand	Unallocated amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenue	9,328,231	6,674,334	16,002,565	983,525	7,935	16,994,025
Intersegment revenue	3,868,410	3,246	3,871,656	13,858	571,490	4,457,004

Segment revenue	13,196,641	6,677,580	19,874,221	997,383	579,425	21,451,029

Elimination of intersegment revenue						(4,457,004)

Consolidated revenue						16,994,025

Operating profit/(loss)	1,728,123	1,492,626	3,220,749	97,133	(2,093)	3,315,789
Finance income	105,689	9,742	115,431	1,093	2,148	118,672
Finance costs	(32,179)	(54,938)	(87,117)	(5,798)	–	(92,915)
Share of profit of equity-accounted investees, net of tax	–	5,986	5,986	–	–	5,986

Profit before taxation	1,801,633	1,453,416	3,255,049	92,428	55	3,347,532

Income tax expense						(712,104)

Profit for the year						2,635,428

Other material items
Depreciation and amortization	(229,705)	(483,357)	(713,062)	(81,220)	(14,412)	(808,694)
(Credit loss)/reversal of credit loss on trade and other receivables	(226)	1,346	1,120	841	508	2,469
Impairment loss on non-current assets	(1,715)	(5,325)	(7,040)	(1,806)	–	(8,846)
Additions to non-current assets during the year*	253,501	2,180,306	2,433,807	214,698	292,993	2,941,498

	For the year ended December 31, 2025
	MINISO brand
	Chinese mainland	Overseas	Sub-total	TOP TOY brand	Unallocated amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenue	10,896,147	8,628,754	19,524,901	1,915,618	3,308	21,443,827
Intersegment revenue	3,508,945	14,978	3,523,923	579,956	650,360	4,754,239

Segment revenue	14,405,092	8,643,732	23,048,824	2,495,574	653,668	26,198,066

Elimination of intersegment revenue						(4,754,239)

Consolidated revenue						21,443,827

Operating profit/(loss)	1,919,684	1,510,383	3,430,067	(106,156)	(20,788)	3,303,123
Finance income	63,277	34,118	97,395	5,512	1,514	104,421
Finance costs	(39,509)	(104,979)	(144,488)	(7,441)	(279,001)	(430,930)
Other expenses	–	–	–	–	(70,332)	(70,332)
Changes in fair value of redemption liabilities	–	–	–	(158,491)	–	(158,491)
Share of loss of equity-accounted investees, net of tax	–	(21,769)	(21,769)	–	(812,684)	(834,453)

Profit/(loss) before taxation	1,943,452	1,417,753	3,361,205	(266,576)	(1,181,291)	1,913,338

Income tax expense						(703,524)

Profit for the year						1,209,814

Other material items
Depreciation and amortization	(280,900)	(783,732)	(1,064,632)	(134,340)	(7,333)	(1,206,305)
Credit loss on trade and other receivables	(12,860)	(9,103)	(21,963)	(11,278)	–	(33,241)
Impairment loss on non-current assets	(204)	(34,525)	(34,729)	(882)	–	(35,611)
Additions to non-current assets during the year*	330,601	2,507,251	2,837,852	397,851	2,110	3,237,813

Note:

*	The additions to non-current assets include additions to property, plant and equipment, right-of-use assets and intangible assets.

(ii)	Segment assets and liabilities

	As at December 31, 2024
	MINISO brand
	Chinese mainland	Overseas	Sub-total	TOP TOY brand	Unallocated amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	6,540,003	5,575,856	12,115,859	939,552	–	13,055,411
Assets relating to construction of headquarters building	–	–	–	–	2,275,477	2,275,477
Assets relating to an investment holding company	–	–	–	–	2,508,145	2,508,145
Apartments for use as staff quarters	–	–	–	–	229,252	229,252
Other unallocated assets	–	–	–	–	51,843	51,843

Consolidated total assets						18,120,128

Segment liabilities	3,738,723	3,186,945	6,925,668	681,475	－	7,607,143
Liabilities relating to construction of headquarters building	–	–	–	–	118,507	118,507
Other unallocated liabilities	–	–	–	–	38,956	38,956

Consolidated total liabilities						7,764,606

	As at December 31, 2025
	MINISO brand
	Chinese mainland	Overseas	Sub-total	TOP TOY brand	Unallocated amounts	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	9,469,659	8,530,298	17,999,957	1,561,354	–	19,561,311
Assets relating to construction of headquarters building	–	–	–	–	2,581,183	2,581,183
Assets relating to an investment holding company	–	–	–	–	5,481,951	5,481,951
Apartments for use as staff quarters	–	–	–	–	203,972	203,972
Financial derivative assets	–	–	–	–	774,103	774,103
Other unallocated assets	–	–	–	–	31,002	31,002

Consolidated total assets						28,633,522

Segment liabilities	5,317,417	3,920,933	9,238,350	1,470,008	－	10,708,358
Liabilities relating to construction of headquarters building	–	–	–	–	108,064	108,064
Liabilities relating to an investment holding company	–	–	–	–	3,452,000	3,452,000
Liabilities relating to Equity Linked Securities	–	–	–	–	2,415,667	2,415,667
Financial derivative liabilities	–	–	–	–	1,184,050	1,184,050
Other unallocated liabilities	–	–	–	–	46,112	46,112

Consolidated total liabilities						17,914,251

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the year ended December 31,	For the year ended December 31,
	2024	2025
	RMB’000	RMB’000
i. Revenue

Chinese mainland	10,312,116	12,577,451
Asia excluding China	2,541,817	2,736,150
North America	1,985,051	3,342,918
Latin America	1,445,691	1,560,169
Europe	414,493	703,771
Other	294,857	523,368

	16,994,025	21,443,827

	As at December 31,
	2024	2025
	RMB’000	RMB’000
ii. Non-current assets

Chinese mainland	3,626,187	3,963,551
Asia excluding China	413,285	515,983
North America	1,725,032	2,210,602
Europe	72,168	633,333
Other	143,858	472,604

	5,980,530	7,796,073

Non-current assets exclude deferred tax assets, non-current other investments, non-current term deposits, financial derivative assets and interests in equity-accounted investees.

3	Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group’s self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition.

	For the	For the
	year ended	year ended
	December 31,	December 31,
	2024	2025
	RMB’000	RMB’000
Major products/service lines
– Sales of lifestyle and pop toy products
– Retail sales in self-operated stores	3,158,895	5,410,291
– Product sales to franchisees	7,923,836	8,853,156
– Sales to offline distributors	3,369,238	3,887,954
– Online sales	941,055	1,412,624
– Other sales channels	48,190	109,188

Sub-total	15,441,214	19,673,213

– License fees, sales-based royalties, and sales-based management and consultation service fees
– License fees	96,836	155,123
– Sales-based royalties	131,402	155,185
– Sales-based management and consultation service fees	640,944	751,575

Sub-total	869,182	1,061,883

– Others*	683,629	708,731

	16,994,025	21,443,827

Timing of revenue recognition
– Point in time	16,101,797	20,347,756
– Over time	892,228	1,096,071

Revenue from contracts with customers	16,994,025	21,443,827

Note:

*	Others mainly represented sales of fixtures to franchisees and distributors.

4	Expenses by nature

	For the year ended December 31, 2024	For the year ended December 31, 2025
	RMB’000	RMB’000
Cost of inventories	9,099,543	11,533,059
Payroll and employee benefits(i)	1,475,943	2,296,516
Rental and related expenses	279,429	444,216
Depreciation and amortization(ii)	808,694	1,206,305
Licensing expenses	420,895	608,764
Promotion and advertising expenses	572,435	704,285
Logistics expenses	535,021	594,235
Travelling expenses	121,506	141,143
Other expenses	494,684	758,316

Total cost of sales, selling and distribution and general and administrative expenses	13,808,150	18,286,839

Notes:

(i)    Payroll and employee benefits are analyzed as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2025
	RMB’000	RMB’000
Salaries, wages and bonus	1,202,421	1,670,100
Contributions to social security contribution plan	140,311	181,962
Welfare expenses	48,027	76,585
Equity-settled share-based payment expenses	85,184	367,869

	1,475,943	2,296,516

(ii)   Depreciation and amortization are analyzed as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2025
	RMB’000	RMB’000
Property, plant and equipment	157,214	270,000
Right-of-use assets	684,462	971,471
Less: amount capitalized as construction in progress	(45,210)	(45,210)
Intangible assets	12,228	10,044

	808,694	1,206,305

5	Other net income

	For the year ended December 31, 2024	For the year ended December 31, 2025
	RMB’000	RMB’000
Net foreign exchange losses	(33,730)	(19,357)
(Losses)/gain on disposal of property, plants and equipment and intangible assets	(2,534)	7,275
Investment income from other investments	81,145	103,675
Gains on revaluation of the previously held equity-accounted investees	–	8,600
Scrap income	10,742	11,935
Net change in fair value of other investments	29,930	77,227
Reversal of litigation compensation	300	–
Gains relating to cancellation and modification of lease contracts	15,201	12,123
Gain on disposal of a subsidiary	8,759	194
Others	4,883	(6,062)

	114,696	195,610

6	Net finance income/(costs)

	For the year ended December 31, 2024	For the year ended December 31, 2025
	RMB’000	RMB’000
Finance income
– Interest income	118,672	104,421

Finance costs
– Interest on loans and borrowings	(1,292)	(111,759)
– Interest on lease liabilities	(91,623)	(126,829)
– Interest on the Equity Linked Securities	–	(192,342)
	(92,915)	(430,930)

Net finance income/(costs)	25,757	(326,509)

7	Income taxes

(a)	Taxation recognized in consolidated profit or loss:

	For the year ended December 31, 2024	For the year ended December 31, 2025
	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the year	789,640	813,713
Deferred tax
Origination and reversal of temporary differences	(77,536)	(110,189)

Tax expense	712,104	703,524

1)	Cayman Islands and the BVI

Pursuant to the rules and regulations of the Cayman Islands and the BVI, the Group is not subject to any income tax in the Cayman Islands and the BVI.

2)	Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries generally are subject to Hong Kong Profits Tax at the rate of 16.5% on their taxable income generated from the operations in Hong Kong.

3)	Chinese Mainland

Under the Corporate Income Tax (“CIT”) Law, the Company’s subsidiaries established in Chinese Mainland generally are subject to a unified statutory CIT rate of 25%.

A subsidiary established in Hengqin New Area of Zhuhai, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

A subsidiary established in Guangzhou Nansha, a pilot free trade zone in the PRC, met the criteria for a preferential income tax rate of 15%.

A subsidiary established in Guangzhou, the PRC, is eligible for high and new technology enterprise preferential income tax rate of 15% for three years ended December 31, 2027.

4)	United States

Under United States Internal Revenue Code, the Company’s subsidiaries established in the United States are subject to a Federal CIT rate of 21% and various state income and taxes.

5)	Indonesia

A subsidiary established in Indonesia is subject to a CIT rate of 22%.

6)	India

Under the Income Tax Act 1961 enacted in India, a subsidiary established in India is subject to a CIT rate of 26% for fiscal year ended March 31, 2022 and 25.17% from fiscal year ended March 31, 2023 and onwards.

7)	Canada

Under the Canadian federal and provincial tax rules, the Company’s subsidiaries established in Canada are subject to combined Canadian federal and provincial statutory income tax rates ranging from 23% to 31% depending on the location of the operation.

8)	Singapore

Under the Income Tax Act enacted in Singapore, the Company’s subsidiaries established in Singapore are subject to a tax rate of 17%.

9)	Vietnam

Under the Law on Corporate Income Tax enacted in Vietnam, a subsidiary incorporated in Vietnam is subject to a tax rate of 20%.

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the year ended December 31, 2024	For the year ended December 31, 2025
	RMB’000	RMB’000
Profit before taxation	3,347,532	1,913,338

Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	859,697	572,459
Tax effect of share-based compensation expenses	20,127	54,151
Tax effect of other non-deductible expenses	13,060	2,696
Effect of preferential tax treatments on assessable profits of certain subsidiaries	(101,522)	(96,588)
Tax effect of additional deduction on research and development costs	(6,179)	(3,364)
Tax effect of exempted and non-taxable income	(11,978)	(7,185)
Effect of unused tax losses being utilized	(56,271)	(16,497)
Effect of deductible temporary differences not recognized	1,736	197,984
Others	(6,566)	(132)

Actual tax expenses	712,104	703,524

8	Earnings per share

(a)	Basic earnings per share

For the years ended December 31, 2024 and 2025, the calculation of basic earnings per share has been based on the profit attributable to ordinary shareholders of the Company of RMB2,617,560,000 and RMB1,205,045,000 and weighted-average number of ordinary shares outstanding calculated as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2025
	Number of shares	Number of shares
Issued ordinary share at the beginning of the year	1,243,332,789	1,233,993,805
Effect of shares released from share incentive plan	1,311,146	1,615,301
Effect of repurchase of shares	(5,249,672)	(9,147,380)

Weighted average number of ordinary shares	1,239,394,263	1,226,461,726

(b)	Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

For the years ended December 31, 2024 and 2025, the calculation of diluted earnings per share were based on the profit attributable to ordinary equity shareholders of the Company of RMB2,617,560,000 and RMB1,205,045,000 respectively, and the weighted average number of ordinary shares, after adjusting by the dilutive effect of share incentive plan, calculated as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2025
	Number of shares	Number of shares
Weighted average number of ordinary shares, basic	1,239,394,263	1,226,461,726
Dilutive effect of share incentive plan	7,423,354	7,075,845

Weighted average number of ordinary shares, diluted	1,246,817,617	1,233,537,571

9	Property, plant and equipment

		Leasehold	Office	Store operating	Motor		Construction
	Apartments	improvements	equipment	equipment	vehicles	Moulds	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At January 1, 2024	242,639	226,283	61,838	49,831	3,369	50,903	355,485	990,348
Additions	–	139,312	32,187	24,352	2,067	21,792	626,541	846,251
Transfer from construction in progress	–	353,298	–	–	–	–	(353,298)	–
Disposals	–	(12,810)	(12,200)	(3,619)	–	(5,909)	–	(34,538)
Exchange adjustments	–	6,405	(1,998)	1,825	(8)	–	1,060	7,284

At December 31, 2024	242,639	712,488	79,827	72,389	5,428	66,786	629,788	1,809,345

Acquisition of subsidiaries	–	–	20,824	–	–	–	–	20,824
Additions	–	273,789	13,531	24,137	3,818	13,665	680,254	1,009,194
Transfer from construction in progress	–	267,709	–	3,000	–	23,584	(294,293)	–
Disposals	(6,738)	(44,538)	(10,677)	(7,211)	(346)	(5,141)	–	(74,651)
Exchange adjustments	–	(2,616)	(236)	(291)	(14)	(2,378)	(4,151)	(9,686)

At December 31, 2025	235,901	1,206,832	103,269	92,024	8,886	96,516	1,011,598	2,755,026

Accumulated depreciation:
At January 1, 2024	(20,607)	(69,363)	(37,543)	(24,001)	(2,167)	(41,152)	–	(194,833)
Charge for the year	(8,278)	(109,297)	(12,211)	(8,363)	(457)	(18,608)	–	(157,214)
Written back on disposals	–	3,703	8,343	85	–	5,765	–	17,896
Exchange adjustments	–	(5,142)	641	(346)	–	–	–	(4,847)

At December 31, 2024	(28,885)	(180,099)	(40,770)	(32,625)	(2,624)	(53,995)	–	(338,998)

Charge for the year	(8,076)	(190,226)	(17,905)	(22,367)	(2,512)	(28,914)	–	(270,000)
Written back on disposals	5,032	10,655	635	559	12	597	–	17,490
Exchange adjustments	–	1,092	37	153	38	3,379	–	4,699

At December 31, 2025	(31,929)	(358,578)	(58,003)	(54,280)	(5,086)	(78,933)	–	(586,809)

Impairment:
At January 1, 2024	–	(21,919)	(1,658)	(2,632)	–	–	–	(26,209)
Addition	–	(5,801)	–	(3,045)	–	–	–	(8,846)
Written back on disposals	–	1,662	–	–	–	–	–	1,662
Exchange adjustments	–	(545)	150	380	–	–	–	(15)

At December 31, 2024	–	(26,603)	(1,508)	(5,297)	–	–	–	(33,408)

Addition	–	(33,866)	–	(1,633)	–	–	–	(35,499)
Written back on disposals	–	3,039	–	5,713	–	–	–	8,752
Exchange adjustments	–	1,103	–	220	–	–	–	1,323

At December 31, 2025	–	(56,327)	(1,508)	(997)	–	–	–	(58,832)

Net book value:
At December 31, 2024	213,754	505,786	37,549	34,467	2,804	12,791	629,788	1,436,939

At December 31, 2025	203,972	791,927	43,758	36,747	3,800	17,583	1,011,598	2,109,385

10	Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

	Property	Warehouse equipment	Land use right	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At January 1, 2024	1,652,404	10,648	1,782,410	3,445,462

Additions	2,093,794	–	–	2,093,794
Derecognition	(367,834)	(10,648)	–	(378,482)
Exchange adjustments	3,820	–	–	3,820

At December 31, 2024	3,382,184	–	1,782,410	5,164,594

Additions	2,097,560	13,666	–	2,111,226
Derecognition	(434,893)	–	–	(434,893)
Exchange adjustments	(35,394)	–	–	(35,394)

At December 31, 2025	5,009,457	13,666	1,782,410	6,805,533

Accumulated depreciation:
At January 1, 2024	(437,087)	(9,172)	(98,343)	(544,602)

Charge for the year	(637,772)	(1,478)	(45,212)	(684,462)
Derecognition	227,072	10,650	–	237,722
Exchange adjustments	(1,169)	–	–	(1,169)

At December 31, 2024	(848,956)	–	(143,555)	(992,511)

Charge for the year	(918,624)	(7,637)	(45,210)	(971,471)
Derecognition	275,526	–	–	275,526
Exchange adjustments	4,074	–	–	4,074

At December 31, 2025	(1,487,980)	(7,637)	(188,765)	(1,684,382)

Impairment:
At January 1, 2024 and December 31, 2024	–	–	–	–

Charge for the year	(112)	–	–	(112)

At December 31, 2025	(112)	–	–	(112)

Net book value:
At December 31, 2024	2,533,228	–	1,638,855	4,172,083

At December 31, 2025	3,521,365	6,029	1,593,645	5,121,039

11	Other investments

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Financial assets measured at FVTPL:
Non-current
– Investment in an unlisted limited partnership enterprise(i)	123,399	201,727

Current
– Investment in structured deposit(ii)	100,000	–

	100,000	–

Notes:

(i)	In June 2023, the Group invested in an unlisted limited partnership enterprise (the “Partnership Enterprise”) with consideration of USD10,409,000 (equivalent to RMB73,870,000). The Partnership Enterprise is specialized in equity investment. According to the partnership agreement, the Partnership Enterprise is managed by its general partner. The Group participates in the Partnership Enterprise as one of the limited partners who does not have power on selection nor removal of assets manager or general partner of the Partnership Enterprise. In addition, the Group does not have any right on making operating, investing and financing decision of the Partnership Enterprise. The director is of the opinion that the Group does not have any control nor significant influence to affect the variable returns through its investment in the Partnership Enterprise, and the investment’s contractual cash flows are not solely payments of principal and interest on the principal amount outstanding, therefore, this investment is accounted for as a financial asset measured at fair value through profit or loss (FVTPL). The Group has an intention of holding such investment as a long-term investment.

(ii)	In December 2024, the Group invested in structured deposit managed by a bank in the PRC with the principal guaranteed amounting to RMB100,000,000. This structured deposit is redeemable every seven days and the investment return is settled every seven days. Investment return of the structured deposit is calculated at variable rates determined by reference to intermediate rates of Euro against US dollar.

12	Inventories

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Finished goods	2,742,092	3,676,409
Low-value consumables	8,297	14,829

	2,750,389	3,691,238

(a)	The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2025
	RMB’000	RMB’000
Carrying amount of inventories sold	9,074,490	11,492,275
Write-down of inventories	25,053	40,784

Cost of inventories recognized in consolidated statements of profit or loss	9,099,543	11,533,059

13	Trade and other receivables

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Non-current
Trade receivables	14,653	3,263
Less: loss allowance	(18)	(4)

Trade receivables, net of loss allowance(iii)	14,635	3,259
Amounts due from related parties	16,708	15,575
Deposits	193,810	171,039
Prepayments for lease	72,000	–
Value-added tax (“VAT”) recoverable	44,135	57,638

	341,288	247,511

Current
Trade receivables	742,622	1,228,178
Less: loss allowance	(67,699)	(77,678)

Trade receivables, net of loss allowance	674,923	1,150,500
Amounts due from related parties	45,424	78,052
Miscellaneous expenses paid on behalf of franchisees	642,073	737,986
VAT recoverable	208,221	361,691
Rental deposits	71,001	159,224
Receivables due from online payment platforms and banks(i)	77,990	113,841
Prepayments for inventories	73,538	99,738
Prepayments for licensing expenses	65,040	91,934
Prepayments for promotion and advertising expenses	30,349	32,970
Prepayments for repurchase of shares	70,518	56,530
Prepayment for rental	47,665	78,764
Prepaid income tax	82,304	69,270
Others	117,967	276,629

	2,207,013	3,307,129

Notes:

(i)	Receivables due from online payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.

(ii)	All of trade and other receivables classified as current portion are expected to be recovered or recognized as expense within one year.

(iii)	Trade receivables relating to certain sales of fixtures to franchisees are collected by installments within the periods ranging from 18 to 38 months and the portion which is expected to be recovered after one year are classified as non-current. All other trade debtors are due within 30 to 180 days from the date of revenue recognition for domestic and overseas customers respectively.

Aging analysis

As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Non-current portion
Within 90 days	1,093	1,256
91 to 180 days	3,536	74
181 to 360 days	4,779	1,130
361 to 540 days	5,076	570
Over 540 days	151	229

	14,635	3,259

Current portion
Within 90 days	508,247	812,897
91 to 180 days	119,343	169,547
181 to 360 days	34,987	140,795
361 to 540 days	10,837	15,946
Over 540 days	1,509	11,315

	674,923	1,150,500

14	Cash and cash equivalents

Cash and cash equivalents comprise:

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Cash on hand	4,465	9,666
Cash at bank	6,323,656	6,807,463

Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	6,328,121	6,817,129

15	Loans and borrowings

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Non-current liabilities
Borrowings from a non-controlling interest shareholder	4,310	2,210
Equity Linked Securities – liability component	–	2,406,744
Bank loans	–	3,006,462

	4,310	5,415,416

Current liabilities
Current portion of borrowings from a non-controlling interest shareholder	2,155	2,211
Equity Linked Securities – liability component	–	8,923
Bank loans	–	966,789
Other borrowings	564,800	773,095

	566,955	1,751,018

16	Trade and other payables

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Non-current
Payable relating to construction projects	59,842	72,586

Current
Trade payables	1,278,535	1,551,682
Payroll payable	148,352	187,895
Accrued expenses	375,588	372,210
Other taxes payable	58,899	111,984
Deposits	1,839,844	1,913,182
Payable relating to leasehold improvements	93,514	104,523
Payable relating to construction projects	25,579	733
Amounts due to related parties	8,123	8,834
Others	115,554	265,448

	3,943,988	4,516,491

The credit period granted by suppliers corresponding to trade payables is 30 to 90 days.

Deposits received from suppliers, distributors and franchisees are expected to be settled in its normal operating cycle and may be settled more than twelve months after the reporting period. All of the other trade payables, other payables, accruals and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand.

Aging analysis

As of the end of each reporting period, the aging analysis of trade payables, based on the invoice date, is as follows:

	As at December 31,
	2024	2025
	RMB’000	RMB’000
Within 1 month	1,203,435	1,416,082
1 to 3 months	54,490	75,434
3 months to 1 year	14,210	47,601
Over 1 year	6,400	12,565

	1,278,535	1,551,682

17	Share capital and additional paid-in capital

As at December 31, 2024 and 2025, the Company authorized 10,000,000,000 ordinary shares, with a par value of USD0.00001 each.

As of December 31, 2024 and 2025, analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, was as follows:

	As at December 31, 2024		As at December 31, 2025
	Number of shares	Share capital	Number of shares	Share capital
		RMB’000		RMB’000
Ordinary shares	1,249,871,833	94	1,237,564,177	94

(i)	During the year ended December 31, 2025, the Company issued 1,465,524 shares in respect of vesting of restricted share units.

(ii)	During the years ended December 31, 2024 and 2025, 2,320,360 and 1,274,624 of restricted shares units and options were vested and exercised, and were released from treasury shares into ordinary shares.

(iii)	As at December 31, 2024 and 2025, among the ordinary shares issued, 15,878,028 and 18,428,520 shares were recognized as treasury shares, respectively.

(iv)	On September 15, 2023, the Board authorized a new share repurchase program under which the Company may repurchase up to USD200 million of its shares within a period of 12 months starting from September 15, 2023 (the “2023 Share Repurchase Program”).

On August 30, 2024, the Board authorized a new share repurchase program under which the Company may repurchase up to HKD2 billion of its shares within a period of 12 months starting from August 30, 2024 (the “2024 Share Repurchase Program”).

During the year ended December 31, 2024, the Company repurchased 5,662,344 ordinary shares on the New York Stock Exchange and 5,997,000 ordinary shares on the Hong Kong Stock Exchange under the 2023 and 2024 Share Repurchase Program for total considerations of USD22,679,000 (equivalent to RMB160,687,000) and HKD186,479,000 (equivalent to RMB169,534,000), respectively.

On March 21, 2025, the Board authorized an extension on 2024 Share Repurchase Program to be valid until June 30, 2026 under which the Company may further repurchase up to HKD1.8 billion of its shares within a period from March 28, 2025 to April 1, 2026.

During the year ended December 31, 2025, the Company repurchased ordinary shares under the 2024 Share Repurchase Program as follows, and the cost of these shares held by the Group was recorded in treasury shares:

	Shares repurchased on the New York Stock Exchange				Shares repurchased on the Hong Kong Stock Exchange
Month	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate price paid	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate price paid
		USD	USD	USD’000		HKD	HKD	HKD’000
March 2025	52,600	4.63	4.59	242	1,266,600	38.00	34.85	47,037
April 2025	1,621,224	4.88	3.51	6,613	5,163,200	38.00	27.05	154,897
May 2025	585,652	4.71	4.19	2,625	554,600	38.00	33.10	19,421
June 2025	1,040,368	4.73	4.20	4,666	1,183,200	36.90	32.75	41,322
July 2025	1,052,800	4.88	4.35	4,790	1,015,800	38.00	33.95	35,912
August 2025	94,136	4.88	4.61	446	159,000	38.00	36.25	5,953
November 2025	168,892	4.88	4.67	813	972,000	38.00	36.36	35,973
December 2025	387,824	4.88	4.72	1,873	2,280,400	39.24	36.10	85,777

Total	5,003,496			22,068	12,594,800			426,292

Equivalent to RMB’000				158,158				391,079

Under the 2024 Share Repurchase Program, 9,326,400 ordinary shares repurchased on the Hong Kong Stock Exchange and 4,446,780 ordinary shares repurchased on the New York Stock Exchange were cancelled as of December 31, 2025.

18	Dividends

During the year ended December 31, 2024, special cash dividends of USD0.0725 per ordinary share and interim cash dividends of USD0.0686 per ordinary share, amounting to USD90,635,000 (equivalent to RMB643,176,000) and USD85,221,000 (equivalent to RMB601,075,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

During the year ended December 31, 2025, final dividends of USD0.0817 per ordinary share and interim cash dividends of USD0.0724 per ordinary share, amounting to USD101,292,000 (equivalent to RMB726,875,000) and USD88,922,000 (equivalent to RMB630,873,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the website of the HKEX at www.hkexnews.hk and our Company’s website at ir.miniso.com. The annual report of the Company for the fiscal year ended December 31, 2025 will be sent to the Company’s shareholders and made available for review on the above websites in due course. A separate environmental, social and governance report of the Company will also be made available for review on the above websites in due course.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, March 31, 2026

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, and Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.